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                          April 3, 2024

       James F. Oliviero
       Chief Executive Officer
       Checkpoint Therapeutics, Inc.
       95 Sawyer Road, Suite 110
       Waltham, MA 02453

                                                        Re: Checkpoint
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2024
                                                            File No. 333-278397

       Dear James F. Oliviero:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matthew W. Mamak, Esq.